Sean Dixon
June 12 at 12:17 PM ·

Simply Tiny in the news! Major changes are coming! We need YOU to OWN our COMPANY.

Invest in your future here:
https://wefunder.com/simply.tiny.development

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


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